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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SANTARUS, INC.
(Name of Issuer)

common stock, par value $0.0001 per share
(Title of Class of Securities)

802817304
(CUSIP Number)

November 17, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[X ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

     CUSIP No. 802817304

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Cosmo Technologies Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 802817304
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Cosmo Pharmaceuticals S.p.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 802817304
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Cosmo Holding S.p.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 802817304
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Cassiopea S.p.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 802817304
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Giuseppe Cipriano
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 802817304
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Luigi Moro
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 802817304
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Mauro Ajani
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3. SEC Use Only

4. Citizenship or Place of Organization
Italy
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

6. Shared Voting Power
6,972,132
7. Sole Dispositive Power

8. Shared Dispositive Power
6,972,132
9. Aggregate Amount Beneficially Owned by Each Reporting Person
6,972,132
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)
11.9%
12. Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer : SANTARUS, INC.
	(b)	Address of Issuer’s Principal Executive Offices: 3721 Valley Centre Drive, Suite 400, San Diego, CA 92130
Item 2.
(a) & (c)
Name & Citizenship of Person Filing:
(i)  Cosmo Technologies Limited, an Irish corporation (“Cosmo”)
(ii)  Cosmo Pharmaceuticals S.p.A., an Italian corporation (“Cosmo Parent”)
(iii)  Cosmo Holding S.p.A., an Italian corporation (“Cosmo Holdings”)
(iv)  Cassiopea S.p.A., an Italian corporation (“Cassiopea”)
(v)  Giuseppe Cipriano, an Italian citizen
(vi)  Luigi Moro, an Italian citizen
(vii) Mauro Ajani, an Italian citizen

(b)
Address of Principal Business Office or, if none, Residence:
The address for Cosmo is 42-43 Amiens Street, Dublin 1, Ireland.  The address for Cosmo Parent and Messrs Ajani, Cipriano and Moro is Via C. Colombo, 1, 20020 Lainate-Milano, Italy.  The address for Cosmo Holding is Piazza della Repubblica, 3 20121 Milano, Italy.  The address for Cassiopea is Piazza della Repubblica, 3 20121 Milano, Italy.

	(d)	Title of Class of Securities: common stock, par value $0.0001 per share
	(e)	CUSIP Number: 802817304

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box: [ X ]

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 6,972,132 *
	(b)	Percent of class: 11.9%. **
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote 6,972,132
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of 6,972,132
*  All shares are being reported for Cosmo, Cosmo Parent, Cosmo Holding, Cassiopea, Giuseppe Cipriano, Luigi Moro, and Mauro Ajani, who may be considered beneficial owners of the 6,972,132 shares.  The shares are directly held by Cosmo, which is the wholly-owned subsidiary of Cosmo Parent, which is the majority-owned subsidiary of Cosmo Holding, which is the majority-owned subsidiary of Cassiopea.  Therefore, Cosmo Parent, Cosmo Holding and Cassiopea may be deemed the beneficial owner of the 6,972,132 shares.  Giuseppe Cipriano and Luigi Moro may be deemed the beneficial owner of the 6,972,132 shares because they are the only two directors of Cosmo.  Mauro Ajani may be deemed the beneficial owner of the 6,972,132 shares because he is the majority shareholder of Cassiopea.

**  The percent of class computations are based on  58,824,058 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission (“SEC”) on March 8, 2011.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.   Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10. Certification

(b)           The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit No.	Exhibit Description

99.1
Joint Filing Agreement dated March 28, 2011, by and among Cosmo Technologies Limited, Cosmo Pharmaceuticals S.p.A., Cosmo Holding S.p.A., Cassiopea S.p.A., Giuseppe Cipriano, Luigi Moro and Mauro Ajani

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COSMO TECHNOLOGIES LIMITED March 28, 2011 Date /s/ Giuseppe Cipriano Signature Giuseppe Cipriano/ Director Name/TitleName/Title	COSMO PHARMACEUTICALS S.p.A. March 28, 2011 Date /s/ Mauro Ajani Signature Mauro Ajani / CEO Name/TitleName/Title
COSMO HOLDING S.p.A. March 28, 2011 Date /s/ Giuseppe Cipriano Signature Giuseppe Cipriano/Chairman Name/TitleName/Title	CASSIOPEA S.p.A. March 28, 2011 Date /s/ Mauro Ajani Signature Mauro Ajani/Sole Director Name/TitleName/Title
March 28, 2011 Date /s/ Giuseppe Cipriano Signature Giuseppe Cipriano, an individual Name/TitleName/Title	March 28, 2011 Date /s/ Luigi Moro Signature Luigi Moro, an individual Name/Title
March , 2011 Date /s/ Mauro Ajani Signature Mauro Ajani, an individual Name/Title

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Santarus, Inc., and that this agreement be included as a Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13G (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein.  However, no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, all of which taken together shall constitute the same instrument.

[THE NEXT PAGE IS THE SIGNATURE PAGE]
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

COSMO TECHNOLOGIES LIMITED March 28, 2011 Date /s/ Giuseppe Cipriano Signature Giuseppe Cipriano/ Director Name/TitleName/Title	COSMO PHARMACEUTICALS S.p.A. March 28, 2011 Date /s/ Mauro Ajani Signature Mauro Ajani / CEO Name/TitleName/Title
COSMO HOLDING S.p.A. March 28, 2011 Date /s/ Giuseppe Cipriano Signature Giuseppe Cipriano/Chairman Name/TitleName/Title	CASSIOPEA S.p.A. March 28, 2011 Date /s/ Mauro Ajani Signature Mauro Ajani/Sole Director Name/TitleName/Title
March 28, 2011 Date /s/ Giuseppe Cipriano Signature Giuseppe Cipriano, an individual Name/TitleName/Title	March 28, 2011 Date /s/ Luigi Moro Signature Luigi Moro, an individual Name/Title
March , 2011 Date /s/ Mauro Ajani Signature Mauro Ajani, an individual Name/Title